MAIL STOP 3561

January 25, 2008

By U.S. Mail and facsimile to (503) 985-5957

Mr. Bryan L. Timm, Vice President and CFO
Columbia Sportswear Company
14375 NW Science Park Drive
Portland, OR 97229

      Re: Columbia Sportswear Company
              Form 10-K for Fiscal Year Ended December 31, 2006
              Filed March 6, 2007
              File No. 0-23939

Dear Mr. Timm,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              John Reynolds
              Assistant Director
              Office of Beverages, Apparel
              and Health Care Services